UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one)
☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
          ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

(Section reference: §227.201(a))

Name of Issuer:

Old Glory Studios Inc.

Legal status of issuer:
          Form:
          Corporation

          Jurisdiction of Incorporation/Organization:
          North Carolina

          Date of organization:
          December 8, 2023

Physical address of issuer:

4111-E Rose Lake Drive
Charlotte, NC 28217

Website of issuer:
https://oldglorystudios.us

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$17,071	$0
Cash & Cash Equivalents	$17,071	$0
Accounts Receivable	$0	$0
Short-term Debt	$63,328	$0
Long-term Debt	-$2,500	$0
Revenues/Sales	$6,478	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$43,757	$0

Old Glory Studios

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Old Glory Studios, Inc ("Old Glory Studios", the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://oldglorystudios.us no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS
Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.
These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.
Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lewis Manalo
(Signature]
Co-Founder
[Title]
April 29, 2025
[Date]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthias Patak
[Signature]
Co-Founder
[Title]
April 29, 2025
[Date]

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

DIRECTORS AND OFFICERS

(Code of Federal Regulations reference: §227.201(b))

The current officers of the Company are Lewis Manalo and Matthias Patak.

Lewis Manalo, President, Secretary, and Treasurer
Dates of Service: December 2023 - Present
Lewis Manalo, Executive Producer, was a documentary film producer before he began writing for video games. Now, he is known for writing for the blockbuster Tom Clancy's Ghost Recon game franchise. Additionally, Lewis is an Army veteran who deployed to Afghanistan with the 82nd Airborne Division.
Lewis Manalo's Business Experience for the Last Three Years

- **Employer**: Princess Revolver Media, LLC
- **Employer's Principal Business**: writing services
- **Title**: Owner
- **Dates of Service**: March 2023 - present
- **Responsibilities**: Freelance writing services for video game development studios, such as Techland and Ubisoft Montreal.
- **Employer**: Sharkmob AB
- **Employers Principal Business**: Video game development
- **Title**: Senior Narrative Lore Master
- **Dates of Service**: May 2021 to March 2023
- **Responsibilities**: Drove production pipelines and narrative tool development, lore writing, narrative design and implementation, scriptwriting, casting, directing VO, directing MOCAP performance, coordinating with other teams, and mentoring junior team members.

Matthias Patak, Co-Founder
Dates of Service: December 2023 - Present
Matt Patak, Creative Director, is an experienced level designer who has worked on bestselling titles such as Tom Clancy's: The Division 1 and 2. Additionally, Matt is an Army veteran who deployed to Iraq with the 3rd Infantry Division.
Matthias Patak's Business Experience for the Last Three Years

- **Employer**: Certain Affinity
- **Employers Principal Business**: Video Game Development
- **Title**: Senior Advanced Level Design
- **Dates of Service**: 4th April 2022 – Present
- **Responsibilities:** Creating and developing 3D worlds for the game Exodus
- **Employer**: Sharkmob

- ◻ **Employers Principal Business**: Video Game Development
- ◻ **Title**: Lead Level Designer
- ◻ **Dates of Service**: 1ˢᵗ April 2020 – 3ʳᵈ April 2022
- ◻ **Responsibilities:** Lead a development team of 15 people in the creation of the game Exoborne

PRINCIPAL SECURITY HOLDERS

(Code of Federal Regulations reference: §227.201(c))

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Lewis Manalo	2,600,000 Shares	50%
Matthias Patak	2,600,000 Shares	50%

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

DESCRIPTION OF THE BUSINESS

(Code of Federal Regulations reference: §227.201(d))

Since the initiation of our campaign, Old Glory Studios has continued to develop its products in an efficient and limited manner.

EXECUTIVE SUMMARY

Old Glory Studios is committed to transforming the gaming industry by offering original, high-quality video games that balance authenticity with accessibility. Our flagship project, Victory's Grave: Outflank (formerly titled "PROJECT CADIZ"), is designed to fill the gap between arcade-action and hardcore military shooters, appealing to gamers who want an immersive but manageable experience.

Our innovative "Shamrock" business model leverages co-developers and freelancers while keeping our core team lean. We believe that this approach will allow us to create high-quality games at a fraction of the cost of traditional studios. Focusing on North America and Europe, the Middle East and Africa ("EMEA" regions), we aim to build strong partnerships and use creative marketing strategies to establish a lasting presence in the gaming industry.

To secure funding and ensure long-term success, our exit strategy is to position the studio for acquisition by a larger games company within five to seven years.

BUSINESS DESCRIPTION

Mission and Vision:

We believe video games are an emotional medium where players care about winning, their teammates, and the fictional worlds they inhabit. At Old Glory Studios, we create games that evoke passion and have the potential to change lives.

Offer and Value Proposition:

Our products are based on our original intellectual property (IP), Victory's Grave. We plan to introduce this IP gradually, beginning with a tabletop role-playing game book to establish a strong fan base. Subsequently we intend to expand into various video game genres that offer an affordable and immersive experience.

Our first video game, Victory's Grave: Outflank (VG:O), is a team-based military shooter that blends authenticity and strategy. Positioned between fast-paced shooters like Counter Strike: Global Offensive and military simulators like Arma 3, VG:O emphasizes its unique construction/destruction mechanics, allowing players to set up defensive structures between rounds. Led by combat veterans with game development experience, VG:O provides a balanced, realistic gaming experience that appeals to players seeking strategic, less time-intensive game-play.

Our second planned release, PROJECT LANDFALL, will be a narrative-driven game led by BAFTA award-winning writer and creator of the critically acclaimed cult-classic "Life Is Strange", Christian Divine. Pre-production will begin in 2025.

Target Audience and Market Strategy:

Our target audience for VG:O consists of competitive shooter players who want a more strategic and realistic experience but may have less time to dedicate to gaming. Primarily targeting males aged 20 to 25+, VG:O caters to players who, as they age, have more responsibilities and less interest in lengthy competitive sessions. VG:O's shorter, strategy-driven play sessions meet these evolving needs.

We will initially focus on North American and EMEA regions, where shooters and esports are most popular. Having completed our first-playable prototype (FPP), VG:O will be listed as "coming soon" on Steam, allowing players to wish list the game and receive updates. Steam's wish list feature remains crucial for gauging player interest and building anticipation.

We aim to partner with a proven publisher to reach a broad audience and secure financial success. The FPP and strong wish list numbers will help us secure a publisher to assist with funding, marketing, localization, and release. We have already initiated discussions with several publishers.

Revenue Streams and Release Strategy:

We expect our revenue streams to be driven by game sales, a pay-to-play league, and a downloadable content ("DLC") marketplace. VG:O will have a phased release, starting with Early Access on Steam, followed by a full PC release. If successful, we will expand to console platforms.

We intend to sell the base game at a lower price point than traditional high-profile, high-budget titles, similar to Rainbow Six: Siege ($19.99) or Squad ($29.99). We are avoiding a free-to-play model to reduce the risk of hacking and cheating. Instead, banned players must repurchase the game to rejoin.

The pay-to-play league will offer premium memberships, including in-game benefits such as items, skins, and avatars. Teams will compete in organized tournaments with tiered registration fees, which we will rigorously test during early access. Our goal is to build a league that hosts high-profile, in-person tournaments within three to five years.

Advertising and public relations efforts will increase alongside the start of structured tournaments, which will be broadcast on platforms like Twitch. In addition to promoting the game, we believe that tournaments will offer opportunities for additional revenue through sponsorships, ads, and arena sales. We will also showcase player stories through web series and streaming documentaries.

The DLC marketplace will offer vanity items, weapons, skins, and avatars, with each DLC release accompanied by free in-game items. Our second game, PROJECT LANDFALL, slated for release in 2026, will have a more limited DLC plan but will extend its lifespan by releasing on multiple platforms.

Exit Strategy:
Our primary exit strategy is to position Old Glory Studios for acquisition by a larger games company within five to seven years. By developing strong IP, successful games, and cultivating a loyal fan base, we aim to attract interest from major game publishers or media companies seeking to expand their IP catalogs.

To maximize our valuation, we're focusing on consistent revenue growth, demonstrating the success of our unique production methods, and building key partnerships within the gaming industry. We will appeal to potential acquirers looking for new IP and proven development expertise by showcasing our creative strengths and innovative development processes.

CURRENT NUMBER OF EMPLOYEES

(Code of Federal Regulations reference: §227.201(e))
Current number of employees: 2

RISK FACTORS

(Code of Federal Regulations reference: §227.201(f))

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

"Best-Efforts" offering and "Rolling Closings"
The offering of these SAFE Interests is on a "best-efforts" basis. The Company intends to raise a minimum amount of $40,000 and a maximum amount of $1,235,000 by February 28, 2025. If we reach our Minimum Offering Amount before February 28, 2025, we may request that the escrow agent disburse funds to us. At that point, Investors whose Post-Money Valuation Cap Simple Agreement for Future Equity (the "Subscription Agreements") have been accepted will all become Investors in the Company. We will then continue to raise funds until the Maximum Offering Amount has been reached or we decide to close the Offering. We may request the escrow agent to disburse funds at a schedule determined by the Company and the Escrow Agent.

No guarantee of a return
Investors are entitled to receive a return on their investment only through the SAFE Interests. However, the return will depend on whether one of the termination events occurs that leads to equity ownership. There is no guarantee that a termination event will occur. In the event that a termination event does occur and Purchase Amount is converted into equity in the Company, the Company has sole discretion in determining when or if to distribute cash to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any Investor's capital account will be preserved, and Investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors that cannot be predicted and

may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control ("Change in Control"), Investors may not recoup part or all their investment from the Company.

No market and no liquidity
The SAFE Interests are illiquid. That means there is no ready market for the sale of the SAFE Interests, and it may be difficult or impossible to sell or otherwise dispose of them. Investors should be prepared to hold the SAFE Interests indefinitely.

Investors may not become equity owners of the Company
Investors may not become equity owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations
The Company's obligations under the SAFE Interests are unsecured obligations. This means the Purchase Amount is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Post-Money Valuation Cap Simple Agreement for Future Equity.

Limited operating history
The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar products and services. Although the Company believes that its product offerings will be a key differentiator and allow it to capture market share, there can be no guarantee that it will succeed.

Customers
The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships
The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience
The Company depends on its key personnel's ability, skill, and experience. Some key personnel may be unable to perform their duties as anticipated, either through unforeseen health issues or premature death. In that case, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk
The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation, it may be subject to fines or other penalties, or its status may be lapsed, revoked,

or suspended. The Company may have to stop operating, and you could lose your entire investment.

Effects of Inflation and Rising Interest Rates

Factors entirely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results

As reflected in the Financial Projections, the projected results of the Company's financial position and business operations are based upon certain assumptions and estimates by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may be unable to generate sufficient cash flow from operations to make scheduled principal and interest payments on the security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds

Our success will depend upon the discretion and judgment of our management team concerning the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the Company's best interest.

Additional capital may be required

Although the Company believes that the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise or a private placement of securities to accredited Investors. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. Right to extend the Offering Deadline

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose not to cancel your investment, your investment will not be accruing interest during this time and will be held until the new offering deadline is reached. If the Company has not reached the Minimum Offering Amount at that time, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Offering Amount, your investment will be released to the Company. Upon or shortly after releasing such funds to the Company, the Subscription Agreement will be executed and distributed to you. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the Investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). After that, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 21 calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the

Offering in a timely manner may prevent you from being able to participate.

Business Interruptions

Our product offerings, operations, and business location are vulnerable to damage or interruptions from earthquakes, fires, floods, hurricanes, tornadoes, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations, and our insurance coverage may be insufficient to compensate the Company for losses that may occur.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs, which may negatively affect our projections. We cannot predict the timing, strength, or duration of our industry's economic slowdown or subsequent recovery. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the Offering Materials is general and based on authorities and is subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors, omissions, or results obtained by others because of their reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The Offering Materials do not, and are not intended to, provide legal, tax, or accounting advice. Prospective Investors and Investors should consult their tax advisors concerning applying tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the SAFE Interests before investing.

Officers and/or employees may invest in the Offering

The officers or employees of the Company may invest in the Offering. Such investment could cause the Offering to reach the Minimum Offering Amount without significant investment from outside Investors. Additional investment by officers and employees in the Offering will dilute the Investors' pro rata share of the revenue payments.

OWNERSHIP AND CAPITAL STRUCTURE

(Code of Federal Regulations reference: §227.201(m))

The Offering

Terms of the securities being offered

The Company is seeking to raise a Minimum Offering Amount of $40,000 and a Maximum Offering Amount of $1,235,000 from potential Investors through the offer and sale of the securities. The securities being offered are SAFE Interests, as defined in the Subscription Agreement. The SAFE Interests will be issued in $100 increments with a minimum investment amount of $500. The Company is offering a Valuation Cap of $10,000,000. The Subscription Agreement details all terms of the Offering, and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. Subscription Agreements are not binding on the Company until it accepts them. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

The price of the SAFE Interests was determined arbitrarily. Here is a table showing the potential returns on an example $1,000 purchase amount investment using a SAFE with a $10 million cap across various future funding post-money valuations ($5 million, $10 million, $20 million, and $40 million).

Future Company Valuation	Ownership % (at $10M Cap)	Value of Shares*	Potential ROI (Return on Investment)
$5 million	0.01%	$1,000	1x
$10 million	0.01%	$1,000	1x
$20 million	0.01%	$2,000	2x
$40 million	0.01%	$4,000	4x

*Liquidation rights for SAFE holders entitle investors to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

The Company shall retain the Purchase Amount until this SAFE is terminated. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under Section 3(a) or the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 3(b) or Section 3(c).

a. **Equity Financing**. If there is an Equity Financing, as the term is defined in the SAFE, before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of:
   i. the number of Shares equal to the Purchase Amount divided by the lowest price per share of the Shares sold in the Equity Financing; or
   ii. the number of Shares equal to the Purchase Amount divided by the SAFE Price.
   In connection with the automatic conversion of this SAFE into Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing with customary representations and warranties and transfer restrictions, and having the same terms as those agreements entered into by the investors purchasing Shares in the Equity Financing.
   Investor understands that the terms of the Equity Financing have yet to be determined and will not be negotiable.
b. **Liquidity Event**. If there is a Liquidity Event, as the term is defined in the SAFE, before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 3(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on

the number of Shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control, as the term is defined in the SAFE, intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its members/Manager in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro-rata basis to all members who have equal priority to the Investor under Section 3(d).

c. **Dissolution Event**. If there is a Dissolution Event, as the term is defined in the SAFE, before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 3(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

d. **Liquidation Priority**. In a Liquidity Event or Dissolution Event, as the terms are defined in the SAFE, this SAFE is intended to operate like Investor already owns the Shares. The Investor's right to receive its Cash-Out Amount is:

   i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Shares); and

   ii. On par with payments for other SAFEs and/or Shares, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Shares, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Shares in proportion to the full payments that would otherwise be due.

The Company is also offering the following perks associated with its product offering:

Investment levels	Perks
All levels	Founder's edition of the Project Cadiz video game. (This will be a code the investor can gift to someone else).
$500	In-game Investor/Founder badge for player profile.
$1,000	Everything above, plus 1st four league seasons (1-year premium subscription), is free.
$5,000	Everything above, plus unique items for the in-game Virtual HQ.
$10,000	Everything above, plus every DLC/League season. Forever.
$20,000	Everything above, claim your unique team name and colors and get a customized team logo.

$50,000	Everything above, plus one unique 3D asset for your team. (Item TBD).	

This Offering aims to raise funds that the Company will use as funding to develop, market, and generate revenue from a new series of video games, as detailed in the business plan described above.

Use of Funds		
Description	**Minimum Offering Amount**	**Maximum Offering Amount** [1][2]
Total Proceeds	$40,000	$1,235,000
Less: Offering Expenses	(2,400)	(74,100)
Net Proceeds	$37,600	$1,160,900
Repayment of Notes due to Founders	-0-	$15,000
Administrative	-0-	$15,000
Production	$5,000	$910,900
Advertising and marketing	$30,000	$100,000
Software and services	-0-	$50,000
IP development	-0-	$10,000
Travel for game conferences	-0-	$25,000
Working capital	$2,600	$50,000
Total Use of Funds	$37,600	$1,145,900

(1) We will accept proceeds over the Minimum Offering Amount of $40,000. We will allocate oversubscriptions on a first-come, first-served basis. As described in the table above, we will use the oversubscribed amount up to $1,235,000.

(2) The above figures represent estimated costs only. This expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management may find it necessary or advisable to use net proceeds from this Offering for other purposes, and we will have broad discretion in applying the net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. Please see the "Risk Factors" section.

The actual amount raised during the campaign is **$45,000**

Do the securities offered have voting rights? ☐ Yes ☒ No

Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

How may the terms of the securities offered be modified?

Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

Provide the name and ownership level of each person, as of the most recent practicable date but no earlier than 20 days prior to the date of the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Lewis Manalo	2,600,000 Shares	50%
Matthias Patak	2,600,000 Shares	50%

How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the SAFE Interests.

What are the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer, or transactions with related parties?

An Investor in the Company will likely hold a minority position, limiting their ability to control or influence the Company's governance and operations. The marketability and value of the Investor's interest will depend on many factors beyond the Investor's control. The Company will be managed by its officers and governed according to the strategic decisions of its management, with the Investor having no right to independently appoint or remove officers or members of the management team after making their investment.

The Company may also sell interests to additional Investors, which would dilute the Investor's percentage ownership in the Company. While the Investor may be able to increase their investment in such transactions, this opportunity is not guaranteed. The Company's need for additional financing, if any, will depend on its growth and objectives. If the Investor declines or cannot participate in follow-on investments, or if no such opportunity arises, their ownership stake in the Company may be significantly diluted.

Additional Issuances of Securities: Following the Investor's investment, the Company may sell interests to additional Investors, which will dilute the Investor's percentage ownership in the Company. While the Investor may have the opportunity to increase their investment during such transactions, this opportunity is not guaranteed. The Company's need for additional financing, if any, will depend on its maturity and strategic objectives. If the Investor declines, is unable to participate, or lacks the opportunity to make a follow-on investment, this could result in significant dilution of their ownership interest.

Issuer Repurchases of Securities: The Company may have the authority to repurchase its SAFE Interests from shareholders. Such repurchases could reduce liquidity in the market for those SAFE Interests, lower the percentage interest held by other Investors, and create pressure on the Investor to sell their SAFE Interests to the Company at the same time.

Sale of the Issuer or its Assets: As a minority shareholder, the Investor will have limited or no ability to influence decisions regarding a potential sale of the Company or a significant portion of its assets. Therefore, the Investor will rely on the Company's executive management to manage the business in a way that maximizes shareholder value. The success of the Investor's investment will largely depend on the skill and expertise of the management team. If management authorizes the sale of all or part of the Company or disposes of substantial assets, there is no guarantee that the value received by the Investor, together with the remaining fair market value of the Company, will equal or exceed their initial investment.

Transactions with Related Parties: Investors should be aware that the Company may encounter potential conflicts of interest in its operations. On issues involving such conflicts, the executive management will act in good faith and in the best interests of the Company. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may not be conducted at arm's length but will be consistent with management's duties to shareholders. By acquiring an interest in the Company, the Investor acknowledges the possibility of these conflicts and waives any claims of liability arising from them.

What are the restrictions on transfer of the securities being offered?

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:
   (1) to the issuer;
   (2) to an accredited investor;
   (3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
   (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 3.

WHAT ARE THE MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER?

(Code of Federal Regulations reference: §227.201(p))

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Lewis Manalo	$10,000	0%	N/A	None
Matthias Patak	$5,000	0%	N/A	None

DESCRIBE ANY EXEMPT OFFERINGS CONDUCTED WITHIN THE LAST THREE YEARS.

(Code of Federal Regulations reference: §227.201(q))

Date of the offering	Offering exemption relied upon	Type of securities offered	Amount of securities sold and use of proceeds	Use of Proceeds
11/25/2024	Regulation CF	Equity	$45,000	Working Capital

OTHER RELATED TRANSACTIONS

(Code of Federal Regulations reference: §227.201(r))

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

☒ Yes ☐ No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Lewis Manalo	Co-Founder	N/A	$10,000
Matthias Patak	Co-Founder	N/A	$5,000

COMPLIANCE WITH REPORT REQUIREMENTS

(Code of Federal Regulations reference: §227.201(x))

Has the issuer failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past?

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

DESCRIPTION OF THE FINANCIAL CONDITION OF THE ISSUER

(Code of Federal Regulations reference: §227.201(s)

Old Glory Studios is in its initial phase of operations, having been organized in late 2023. As of the fiscal year ending 2024, the company reported total assets of $17,071, primarily cash, alongside short-term debt of $63,328. Revenues for 2024 were $6,478, resulting in a net loss of $43,757. This financial snapshot indicates limited operating history, liabilities exceeding assets, and a net loss, highlighting the company's current reliance on successful fundraising to implement its business plan and fund future cash needs.

Balance Sheet

Old Glory Studios, INC

As of Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Dec 31, 2024
Assets	
Total Cash and Bank	$17,070.85
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$17,070.85**
Liabilities	
Total Current Liabilities	$63,328.33
Total Long-term Liabilities	-$2,500.00
Total Liabilities	**$60,828.33**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	-$43,757.48
Total Equity	**-$43,757.48**

Profit and Loss

Old Glory Studios, INC

Date Range: Jan 01, 2024 to Dec 31, 2024

Report Type: Accrual (Paid & Unpaid)

ACCOUNTS	Jan 01, 2024 to Dec 31, 2024
Income	$6,477.83
Cost of Goods Sold	$0.00
Gross Profit As a percentage of Total Income	**$6,477.83** 100.00%
Operating Expenses	$50,235.31
Net Profit As a percentage of Total Income	**-$43,757.48** -675.50%

Cash Flow

Old Glory Studios, INC

Date Range: Jan 01, 2024 to Dec 31, 2024

CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024
Operating Activities	
Sales	$2,000.00
Purchases	-$39,129.15
Payroll	-$550.00
Net Cash from Operating Activities	**-$37,679.15**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	-$2,500.00
Owners and Shareholders	$57,250.00
Net Cash from Financing Activities	**$54,750.00**

OVERVIEW

Starting Balance	**$0.00** As of 2024-01-01
Gross Cash Inflow	$59,250.00
Gross Cash Outflow	$42,179.15
Net Cash Change	**$17,070.85**
Ending Balance	**$17,070.85** As of 2024-12-31